1900 Winston Road, Suite 300•Knoxville, TN

37919

P.O. Box 30698•Knoxville, TN 37930

P 865.693.1000

February 6, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Jim B. Rosenberg

Re:	Team Finance LLC

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed March 11, 2008

Form 10-Q for the Quarterly Period Ended June 30, 2008

Filed August 11, 2008

File Number: 333-132495

Dear Mr. Rosenberg:

Reference is made to the comments from Vanessa Robertson, Staff Accountant of the Securities and Exchange Commission (the “Commission”), made via a conference call on January 7, 2009 related to the Form 10-K for the fiscal year ended December 31, 2007 and the Form 10-Q for the quarterly period ended June 30, 2008, filed by Team Finance LLC (the “Company”) on March 10, 2008 and August 11, 2008, respectively. This letter is in response to those comments. To assist your review, we have retyped the text of those comments below:

1.	Please refer to your response to comment two. We continue to believe it is important for investors to understand that you do not prepare an aging of accounts receivable. Therefore, please revise your disclosure to clarify that you do not use an accounts receivable aging. Please clarify in your disclosure that individual estimates are monitored and refreshed each month as cash receipts are applied to existing accounts receivable or other current trends that have an impact upon the estimated collections per visit are observed.

The Company will include such revised disclosure in the Form 10-K for the year ended December 31, 2008 as noted in Attachment I based on the MD&A disclosure that appeared on page 51 of the Form 10-K for the year ended December 31, 2007.

2.	Please refer to your response to comment four. Please confirm you will delete references to an independent actuarial firm in both the Business section on page 17 of the 2007 Form 10-K and the Risk Factor section on pages 28-29 of the 2007 Form 10-K, and elsewhere as applicable.

The Company confirms that any reference to an independent actuarial firm in the sections cited within the 2007 Form 10-K and elsewhere as applicable will be deleted. See Attachment II that reflects the proposed adjustments to the Business section and Risk Factor section of the Form 10-K for the year ended December 31, 2007.

3.	Please refer to your response to comment five. We are continuing to evaluate your policy of discounting your professional liability loss reserves. In order to facilitate our evaluation, please address the following questions:

a.	We fail to see how the AICPA Audit and Accounting Guide for Healthcare Organizations represents conclusive authoritative guidance that allows for discounting of professional liability reserves. The AICPA guide describes the disclosures to include if malpractice reserves are discounted but it does not describe the situations in which discounting is allowed. Therefore, please tell us the authoritative guidance that allows you to discount the reserves.

As mentioned in our letter to the Staff dated November 26, 2008, we have discounted our professional liability reserves primarily based on the guidance provided in the AICPA Audit and Accounting Guide, Health Care Organizations. However, we also understand that, while that guidance acknowledges that such liabilities might be discounted and requires certain disclosures in that regard, it does not explicitly or otherwise provide guidance as to when the discounting of such liabilities is appropriate.

As outlined in our previous response letters to the Staff, despite the complexities involved in estimating professional liability reserves, the Company applies a very rigorous process around such estimation utilizing many years of historical internal loss data, the services of highly experienced outside actuarial professionals, and very extensive review and analysis by Company management which has its own deep experience with this issue. We believe this process results in the measurement of a liability and the timing of cash flows that are “reliably determinable,” and, therefore, the discounting of such liability is appropriate. We believe that, by analogy, SOP 96-1, Environmental Remediation Liabilities, provides relevant guidance that supports the conclusion that discounting these reserves is appropriate. Paragraph 132 of SOP 96-1 states, “The measurement of the liability, or of a component of the liability, may be discounted to reflect the time value of money if the aggregate amount of the liability or component and the amount and timing of cash payments for the liability or component are fixed or reliably determinable.” As we believe that the future cash flows for professional liability reserves are reliably determinable, we believe that discounting is appropriate for this liability.

b.	Please clarify how the significant reductions in prior year loss estimates recorded in 2007 supports your statement that the historical loss data provides the Company with sufficient support for reliance in calculating loss estimates.

As noted in our letter to the Staff dated November 26, 2008, professional liability reserve estimates, like any estimate recorded in our financial statements, are subject to changes in those estimates as new or better information is obtained. In addition, professional liability loss estimates for a current occurrence period have an inherently greater potential for changes in the original estimates (when compared to certain other estimated liabilities) due to the long period of time that elapses between the occurrence of a claim and its final disposition, and the challenge in estimating the ultimate settlement value of a claim into future periods. In addition, the number of claims filed in subsequent periods associated with a given occurrence period can vary from the original estimates. Because of this inherent complexity, management utilizes the services of outside actuarial experts to assist the Company in establishing its loss estimates. The actuarial estimation process relies on a foundation of historical losses, but ultimate loss estimates for an occurrence period are based upon projected trends and future developments coming from such baseline historical loss data. In the event that actual experience differs from the actuarial assumptions about future trends and loss development, the ultimate loss estimates for such periods will vary and changes in such estimates will be recorded. As noted in our previous correspondence, elements that can affect projected trends and future development of losses include changes in the legal environment in selected jurisdictions, the impact of the Company’s risk management processes, the impact of the Company’s claims and litigation management strategies, the actual results of settlement negotiations and trial outcomes, and changes in territorial and specialty risk exposures, among other factors. Despite reductions in prior year loss estimates that were recorded in 2007, the Company believes that its historical loss data as well as its overall process to develop such loss estimates, including the use of outside actuarial specialists, provide it with sufficient support and reliance in calculating such loss estimates.

c.	Please revise your proposed disclosure to include the information provided in part C of your response specifically related to the Company’s internal database including the number of years of payment history data as well as the fact that payment patterns have been reliably consistent.

The Company will revise the proposed disclosure as requested. See Attachment III which reflects the revision to the proposed disclosure to the Insurance Reserves section of the Management’s Discussion and Analysis in the Form 10-K for the year ended December 31, 2007 (proposed changes marked as compared to Attachment I in the Company’s response letter dated October 1, 2008).

d.	Please refer to your response to part D. Please revise your proposed disclosure included on Attachment 2 to clarify that the Company used the current ten year U. S. Treasury rate which reflects the risk free interest rate over the expected period of claim payments.

The Company will revise the proposed disclosure as requested. See Attachment IV which reflects the revision to the proposed Note 14 in the Form 10-K for the year ended December 31, 2007.

e.	Please include a rollforward of professional liability reserves in accordance with SOP 94-5. Please include in the rollforward separately the amounts related to current year and the amounts related to prior years.

The Company will include a table in the Form 10-K for the year ended December 31, 2008 to disclose the components of the professional liability reserves as noted. An example of the table based upon professional liability reserve information as of December 31, 2007 is presented below:

Beginning Balance, December 31, 2006	$170,512
Reserves Related to Current Period	39,329
Changes Related to Prior Period Reserves	(32,089)
Payments for Current Period Reserves	(16)
Payments for Prior Period Reserves	(14,832)

Ending Balance, December 31, 2007	$162,904

f.	Please quantify amount of professional liability loss reserves that represent unsettled case reserves.

As of September 30, 2008, of the $144.6 million of estimated losses under self insurance programs, approximately $79.3 million represents an estimate of incurred but not reported claims and expenses and additional loss development with the remaining $65.3 million representing specific case reserves. Of the existing case reserves, $1.2 million represent case reserves that have been settled but not yet funded and $64.1 million reflect unsettled case reserves. Due to the relatively small amount of the settled, but unfunded case reserves, the Company will revise its disclosure to clarify that the professional liability reserves of the Company consists primarily of unsettled reserves in the Form 10-K for the year ended December 31, 2008.

* * *

The Company’s management acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call David P. Jones at 865-293-5522 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

  /s/ David P. Jones

David P. Jones

Chief Financial Officer

Attachment I – Comment #1

Management’s Discussion and Analysis

Net revenue less provision for uncollectibles. Net revenue less provision for uncollectibles reflects management’s estimate of billed amounts to ultimately be collected. Management, in estimating the amounts to be collected resulting from over seven million annual fee-for-service patient visits and procedures, considers such factors as prior contract collection experience, current period changes in payer mix and patient acuity indicators, reimbursement rate trends in governmental and private sector insurance programs, resolution of credit balances, the estimated impact of billing system effectiveness improvement initiatives and trends in collections from self-pay patients. In developing our estimate of collections per visit or procedure, we consider the amount of outstanding gross accounts receivable by period of service, but do not use an accounts receivable aging to establish estimated collection valuations. Individual estimates of net revenue less provision by contractual location are monitored and refreshed each month as cash receipts are applied to existing accounts receivable or other current trends that have an impact upon the estimated collections per visit are observed. Such estimates are substantially formulaic in nature. ~~The estimates are continuously updated and adjusted if subsequent actual collection experience indicates a change in estimate is necessary.~~ In the ordinary course of business we experience changes in our initial estimates of net revenues less provision for uncollectibles during the year following commencement of services. Such provisions and any subsequent changes in estimates may result in adjustments to our operating results with a corresponding adjustment to our accounts receivable allowance for uncollectibles on our balance sheet.

Attachment II – Comment #2

Business Section

Operations

We currently have six principal service lines located at twelve regional sites. Our regional sites are listed in the table below. The Emergency Department units are managed by senior physician leaders, and are operated as profit centers with the responsibility for pricing new contracts, recruiting and scheduling physicians and other healthcare professionals, marketing locally and conducting day-to-day operations. The management of corporate functions such as accounting, payroll, billing and collection, capital spending, information systems and legal are centralized.

Name	Location	Principal Services
After Hours Pediatrics	Tampa, FL	Pediatrics
Daniel and Yeager	Huntsville, AL	Locum Tenens
Emergency Coverage Corporation of TeamHealth	Knoxville, TN	ED

Name	Location	Principal Services
TeamHealth East	Woodbury, NJ	ED
TeamHealth Midwest	Middleburg Heights, OH	ED
Health Care Financial Services of TeamHealth	Plantation, FL	Billing
TeamHealth Southeast	Plantation, FL	ED
Northwest Emergency Physicians of TeamHealth	Seattle, WA	ED
Spectrum Healthcare Resources	St. Louis, MO	Military Staffing
TeamHealth Midsouth	Knoxville, TN	ED
TeamHealth West	Pleasanton, CA	ED
TeamHealth Radiology	Knoxville, TN	Radiology

We require the physicians with whom we contract to obtain professional liability insurance coverage. For our independently contracted physicians, we typically arrange for, and for our employed physicians, we typically provide for, claims-made coverage with per incident and annual aggregate per physician limits and per incident and annual aggregate limits for various corporate entities. These limits are deemed appropriate by management based upon historical claims, the nature and risks of the business and standard industry practice.

Beginning in 2003, we began providing for a significant portion of our professional liability loss exposures through the use of a captive insurance company and through greater utilization of self-insurance reserves. We base a substantial portion of our provision for professional liability losses on periodic actuarial estimates of such losses for periods subsequent to March 11, 2003. ~~An independent actuary firm is responsible for preparation of the periodic actuarial studies.~~

We are usually obligated to arrange for the provision of “tail” coverage for claims against our clinicians for incidents that are incurred but not reported during periods for which the related risk was covered by claims-made insurance. With respect to those clinicians for whom we are obligated to provide tail coverage, we accrue professional insurance expenses based on estimates of the cost of procuring tail coverage.

We also maintain general liability, vicarious liability, automobile liability, property and other customary coverages in amounts deemed appropriate by management based upon historical claims and the nature and risks of the business.

Risk Factor Section

The reserves that we have established in respect of our professional liability losses are subject to inherent uncertainties and any deficiency may lead to a reduction in our net earnings.

We have established reserves for losses and related expenses, which represent estimates involving actuarial and statistical projections, at a given point in time, of our expectations of the ultimate resolution and administration of costs of losses incurred in respect of professional liability risks for the period on and after March 12, 2003. We have also established a reserve for potential losses in excess of commercial insurance aggregate coverage limits for the period prior to March 12, 2003. Insurance reserves are inherently subject to uncertainty. Our reserves are based on historical claims, demographic factors, industry trends, severity and exposure factors and other actuarial assumptions ~~calculated by an independent actuary firm~~. ~~The independent actuary firm performs s~~Studies of projected ultimate professional liability losses are prepared at least annually. We use the actuarial estimates to establish reserves. Our reserves could be significantly affected should current and future occurrences differ from historical claim trends and expectations. While claims are monitored closely when estimating reserves, the complexity of the claims and wide range of potential outcomes often hampers timely adjustments to the assumptions used in these estimates. Actual losses and related expenses may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. If our estimated reserves are determined to be inadequate, we will be required to increase reserves at the time of such determination, which would result in a corresponding reduction in our net earnings in the period in which such deficiency is determined. See “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates—Revenue recognition—Insurance reserves” and Note 14 of our “Notes to consolidated financial statements”.

Attachment III – Comment #3(c)

Revision to Proposed Disclosure

Management Discussion and Analysis

Insurance Reserves. The nature of our business is such that it is subject to professional liability claims and lawsuits. Historically, to mitigate a portion of this risk, we have maintained insurance for individual professional liability claims with per incident and annual aggregate limits per physician for all incidents. Prior to March 12, 2003, we obtained such insurance coverage from commercial insurance providers. Subsequent to March 11, 2003, we have provided for a significant portion of our professional liability loss exposures through the use of a captive insurance company and through greater utilization of self-insurance reserves. Since March 12, 2003, the most significant cost element within our professional liability program consists of the actuarial estimates of losses by occurrence period. In addition to the estimated actuarial losses, other costs that are considered by the Company in the estimation of professional liability costs include program costs such as brokerage fees, claims management expenses, program premiums and taxes, and other administrative costs of operating the program including the costs to operate the captive insurance subsidiary. Net costs in any period reflect our estimate of net losses to be incurred in that period as well as any changes to our estimates of the reserves established for net losses of prior periods.

The estimation of medical professional liability losses is inherently complex. Medical professional liability claims are typically resolved over an extended period of time, often as long as ten~~eight~~ years or more. The combination of changing conditions and the extended time required for claim resolution results in a loss estimation process that requires actuarial skill and the application of judgment, and such estimates require periodic revision. A report of actuarial loss estimates is prepared at least semi-annually. Management’s estimate of our professional liability costs resulting from such actuarial studies is significantly influenced by assumptions, which are limited by the uncertainty of predicting future events, and assessments regarding expectations of several factors. These factors include, but are not limited to: historical paid and incurred loss development trends; hours of exposure as measured by hours of physician and related professional staff services; trends in the frequency and severity of claims, which can differ significantly by jurisdiction due to the legislative and judicial climate in such jurisdictions; coverage limits of third-party insurance; the effectiveness of our claims management process; and the outcome of litigation. As a result of the variety of factors that must be considered by management, there is a risk that actual incurred losses may develop differently from estimates.

The underlying information that serves as the foundational basis for making our actuarial estimates of professional liability losses is our internal database of incurred professional liability losses. The Company has captured extensive professional liability loss data going back, in some cases, over twenty years, that is maintained and updated on an ongoing basis by our internal claims management personnel. Our database contains comprehensive incurred loss information for our existing operations as far back as fiscal 1997 (reflecting the initial timeframe in which we migrated to a consolidated professional liability program concurrent with the consummation of several significant acquisitions) and, in addition, we possess additional loss data that predates 1997 dates of occurrence for certain of our operations. Loss information reflects both paid and reserved losses incurred when we were covered by outside commercial insurance programs as well as paid and reserved losses incurred under our self insurance program. Because of the comprehensive nature of the loss data and our comfort with the completeness and reliability of the loss data, this is the information that is used in the development of our actuarial loss estimates. We believe this database is one of the largest repositories of physician professional liability loss information available in our industry and provides us and our actuarial consultants with sufficient data to estimate the ultimate losses under our self insurance program. In addition to the estimated losses, as part of the actuarial process, we obtain revised payment pattern assumptions that are based upon our historical loss and related claims payment experience. Such payment patterns reflect estimated cash outflows for aggregate incurred losses by period based upon the occurrence date of the loss as well as the report date of the loss. Although variances have been observed in the actuarial estimate of ultimate losses by occurrence period between actuarial studies, the estimated payment patterns have shown much more limited variability. These payment patterns are used by us to develop our estimate of the discounted reserve amounts. The relative consistency of the payment pattern estimates provides us with a foundation in which to develop a reasonable estimate of the discount value of the professional liability reserves based upon the most current estimate of ultimate losses to be paid and reasonable likelihood of the related cash flows over the payment period. As of December 31, 2007, our estimated loss reserves are discounted at 4.0%, which is the current ten year U.S. Treasury rate, which reflects the risk free interest rate over the expected period of claims payments.

In establishing our initial reserves for a given loss period, management considers the results of the actuarial loss estimates for such periods as well assumptions regarding loss retention levels and other program costs to be incurred. On a semi-annual basis, we will review our professional liability reserves considering not only the reserves and loss estimates associated with the current period but also the reserves established in prior periods based upon revised actuarial loss estimates. The actuarial estimation process employed utilizes a frequency severity simulation model to estimate the ultimate cost of claims for each loss period. The results of the simulation model are then validated by a comparison to the results from several different actuarial methods (paid loss development, incurred loss development, incurred Bornhuetter-Ferguson method, paid Bornhuetter-Ferguson method) for reasonableness. Each method contains assumptions regarding the underlying claims process. Actuarial loss estimates at various confidence levels capture the variability in the loss estimates for process risk but assume that the underlying model and assumptions are correct. Adjustments to professional liability loss reserves will be made as needed to reflect revised assumptions and emerging trends and data. Any adjustments to reserves are reflected in the current operations. Due to the size of our reserve for professional liability losses, even a small percentage adjustment to these estimates can have a material effect on the results of operations for the period in which the adjustment is made. Given the number of factors considered in establishing the reserves for professional liability losses, it is neither practical nor meaningful to isolate a particular assumption or parameter of the process and calculate the impact of changing that single item. The actuarial reports provide a variety of loss estimates based upon statistical confidence levels reflecting the inherent uncertainty of the medical professional liability claims environment in which we operate. Initial year loss estimates are recorded using the actuarial expected loss estimate, but aggregate professional liability loss reserves may be carried at amounts in excess of the expected loss estimates provided by the actuarial reports due to the relatively short time period in which the Company has provided for its losses on a self insured basis and the expectation that we believe additional adjustments to prior year estimates may occur as our reporting history and loss portfolio matures. In addition, the Company is subject to the risk of claims in excess of insured limits as well as unlimited aggregate risk of loss in certain loss periods. As the Company’s self insurance program continues to mature and additional stability is noted in the loss development trends in the initial years of the program, we expect to continue to review and evaluate the carried level of reserves and make adjustments as needed.

Our commercial insurance policy for professional liability losses for the period March 12, 1999 through March 11, 2003, included insured limits applicable to such coverage in the period. Effective April 2006, we executed an agreement with the commercial insurance provider that issued the policy that ended March 11, 2003 to increase the existing $130.0 million aggregate limit of coverage. Under the terms of the agreement, we will make periodic premium payments to the commercial insurance company and the total aggregate limit of coverage under the policy will be increased by a portion of the premiums paid. We have committed to fund premiums such that the total aggregate limit of coverage under the program remains greater than the paid losses at any point in time. During fiscal year 2006, we funded a total of $11.0 million under this agreement. For the year ended December 31, 2007, we funded a total of $9.6 million and have agreed to fund an additional $1.5 million in the first quarter of 2008. We have the option to fund additional premium payments during 2008 and future periods which will be based upon the level of incurred losses relative to the aggregate limit of coverage at that time.

As of December 31, 2007, the current aggregate limit of coverage under this policy is $149.4 million and the estimated loss reserve for claim losses and expenses in excess of the current aggregate limit recorded by the Company was $19.7 million. ~~The Company’s estimated loss reserve is discounted at 4.0%~~

~~.~~

The accounts of the captive insurance company are fully consolidated with those of our other operations in the accompanying financial statements.

Attachment IV – Comment #3(d)

Revision to Proposed Note 14

14. Other Noncurrent Liabilities

Other noncurrent liabilities consist of the following as of December 31 (in thousands):

	2007	2006
Professional liability loss reserves	$153,25	$170,52
Other	12,884	8,618

	$166,13	$179,14

The Company’s professional liability loss reserves consist of the following as of December 31 (in thousands):

	2007	2006
Estimated losses under self-insured programs	$162,904	$170,51
Estimated losses under commercial insurance programs	58,014	59,500

	220,918	230,012
Less—estimated amount payable within one year	67,666	59,486

	$153,25	$170,52

The Company provides for its estimated professional liability losses through a combination of self-insurance and commercial insurance programs. During the period March 12, 1999 through March 11, 2003, the primary source of the Company’s coverage for such risks was a professional liability insurance policy provided through one insurance carrier. The commercial insurance carrier policy included an insured loss limit of $130.0 million. In April 2006, the Company amended the policy with the commercial insurance carrier to provide for an increase in the aggregate limit of coverage based upon certain premium funding levels. As of December 31, 2007, the insured loss limit under the policy was $149.4 million. Losses in excess of the limit of coverage remain as a self-insured obligation of the Company. Beginning March 12, 2003, professional liability loss risks are principally being provided for through self-insurance with a portion of such risks (“claims-made” basis) transferred to and funded into a captive insurance company. The accounts of the captive insurance company are fully consolidated with those of the other operations of the Company in the accompanying financial statements.

The self insurance components of our risk management program include reserves for future claims incurred but not reported (“IBNR”). As of December 31, 2007, of the $162.9 million of estimated losses under self insured programs, approximately $103.0 million represent an estimate of IBNR claims and expenses with the remaining $59.9 million representing case reserves.

The amounts at December 31, 2007 and 2006 reflected above as estimated losses under commercial insurance programs are expected to be paid by the underlying commercial insurance carriers to which applicable insurance premiums have previously been paid. Such amounts are, accordingly, offset by identical insurance receivable amounts in the accompanying balance sheets of the Company.

The Company’s provisions for losses under its self-insurance components are estimated using the results of periodic actuarial studies. Such actuarial studies include numerous underlying estimates and assumptions, including assumptions as to future claim losses, the severity and frequency of such projected losses, loss development factors and others. The Company’s provisions for losses under its self-insured components are subject to subsequent adjustment should future actuarial projected results for such periods indicate projected losses greater or less than previously projected. The Company’s estimated loss reserves under such programs are discounted at 4.0%, which is the current ten year U.S. Treasury rate, which reflects the risk free interest rate over the expected period of claims payments.

Included in the consolidated statements of operations for the year ended December 31, 2007 and 2006 are reductions of professional liability reserves related to prior years of $32.1 million and $12.1 million, respectively, resulting from the Company’s receipt of revised actuarial loss estimates for these periods during the first and third quarters of each year.